Exhibit 3.2

US ALLIANCE CORPORATION

AMENDMENT TO BYLAWS

The Bylaws of US Alliance Corporation, a Kansas corporation, are hereby amended, pursuant to unanimous consent of the Board of Directors duly executed as of December 5th, 2016 as follows:

1.     Section 2.7 of Article II is hereby amended to delete the words “a majority” in the first line thereof and insert the words “one-third (1/3)” in their place.

2.     Section 2.12 of Article II is hereby amended to delete the words “a majority” in the first line thereof and insert the words “one-third (1/3)” in their place

In all other respects the original Bylaws of the Corporation dated as of April 24, 2011 shall remain in full force and effect.

 Dated as of the 5th day of December, 2016.

/s/ Jack H. Brier
Jack H. Brier, President and Chairman